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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person

   AMERISERVE FOOD DISTRIBUTION, INC.
   (SEE ATTACHED PAGES FOR ADDITIONAL REPORTING PERSONS)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

14841 DALLAS PARKWAY
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                                    (Street)

   DALLAS                           TX                            75240
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   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

JANUARY 29, 1998

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

PROSOURCE, INC. (NASDAQ: PSDS)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing:

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

1. Title of Security                  2. Amount of Securities    3. Ownership Form:     4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            Beneficially Owned         Direct (D) or          (Instr. 5)
                                         (Instr. 4)                 Indirect (I)
                                                                    (Instr. 5)
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


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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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OPTION (SEE ATTACHED)    (SEE       (SEE             CLASS A COMMON STOCK   496,583       $15.00         (SEE          (SEE
(CONTINGENT RIGHT TO     ATTACHED)  ATTACHED)                                                             ATTACHED)     ATTACHED)
BUY)
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OPTION (SEE ATTACHED)    (SEE       (SEE             CLASS B COMMON STOCK  5,218,072      $15.00          (SEE          (SEE
(CONTINGENT RIGHT TO     ATTACHED)  ATTACHED)                                                             ATTACHED)     ATTACHED)
BUY)
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====================================================================================================================================

Explanation of Responses:

     See attached.




            (See attached)                                  (See attached)
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

FORM 3 CONTINUATION SHEET

ITEM 1:        AMERISERVE FOOD DISTRIBUTION, INC.
               14841 DALLAS PARKWAY
               DALLAS, TX 75240
ITEM 2:        JANUARY 29, 1998
ITEM 4:        PROSOURCE, INC. (NASDAQ: PSDS)


                         EXPLANATION OF RESPONSES

     This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by Steamboat Acquisition Corp., a Delaware corporation ("Merger Sub"), AmeriServe Food Distribution, Inc., a Delaware corporation ("AmeriServe"), Nebco Evans Holding Company, a Delaware corporation ("NEHC"), Nebco Evans Distributors, Inc. a Delaware corporation ("NED"), Holberg Industries, Inc., a Delaware corporation ("Holberg Industries"), Holberg Incorporated, a Delaware corporation ("Holberg"), and John V. Holten ("Holten"). Together Merger Sub, AmeriServe, NEHC, NED, Holberg Industries, Holberg and Mr. Holten are the "Reporting Persons". All of the outstanding common stock of Merger Sub is owned by AmeriServe, all of the outstanding common stock of AmeriServe is owned by NEHC and all of the outstanding common stock of NEHC is owned by NED. As of the date hereof, Holberg Industries owns approximately 93% of the outstanding common stock of NED and has an additional interest in the common stock of NED of approximately 75% through preferred stock convertible into common stock; Mr. Holten owns all of the outstanding common stock of Holberg, the corporate parent of Holberg Industries, which entity owns approximately 70% of the outstanding common stock of Holberg Industries and an additional interest in the common stock of Holberg Industries of approximately 25% through certain preferred stock convertible into common stock. The convertible interests described in this Form 3 have been computed based upon the outstanding common shares of each of the corporate Reporting Persons without taking into account any options or convertible interests therein.

     In connection with an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 29, 1998, by and among AmeriServe, Merger Sub and ProSource, Inc., a Delaware corporation (the "Company"), Merger Sub and AmeriServe have entered into a Voting Agreement (the "Voting Agreement"), dated as of January 29, 1998, with Onex DHC LLC, a Wyoming limited liability company, and certain of its affiliates (collectively, the "Onex Stockholders"). As of the date of the Voting Agreement, the Onex Stockholders were the beneficial owners of 496,583 shares of the Company's Class A Common Stock, par value $0.01 per share ("Class A Common Stock") (representing approximately 14.4% of the Class A Common Stock) and 5,218,072 shares of the Company's Class B Common Stock, par value $0.01 per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock")(representing approximately 88.4% of the
Class B Common Stock outstanding). The Common Stock owned by the Stockholders are referred to as the "Subject Shares".

     Pursuant to the Voting Agreement, the Onex Stockholders have, among other things, granted AmeriServe and Merger Sub and irrevocable option (the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $15.00 per share in cash (the "Exercise Price"), subject to certain conditions set forth in the Voting Agreement, exercisable during the 30-day period following a termination of the Merger Agreement, other than pursuant to a termination upon mutual consent of the parties thereto, or pursuant to a termination of the Merger Agreement by the Company based on an actual material breach by Merger Sub or AmeriServe of their respective obligations thereunder. The covenants and agreements contained in the Voting Agreement with respect to the Subject Shares will terminate upon the earliest of (x) the effective time of the merger pursuant to the Merger Agreement, (y) the termination fo the Merger Agreement based upon mutual consent of the parties thereto, or the termination of the Merger Agreement by the Company based on an actual material breach by Merger Sub of AmeriServe of their respective obligations thereunder, or (z) the 30th day following another termination of the Merger Agreement pursuant to its terms (after which termination the Option becomes exercisable), subject to certain extensions if the Option has been exercised by the closing if such exercise has not occurred.

     Prior to the Option becoming exercisable and being exercised, the Reporting Persons expressly disclaim beneficial ownership of shares of Class A Common Stock and Class B Common Stock which are purchasable by Merger Sub upon the Option becoming exercisable and being exercised. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock and Class B Common Stock subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

FORM 3 CONTINUATION SHEET

ITEM 1:        AMERISERVE FOOD DISTRIBUTION, INC.
               14841 DALLAS PARKWAY
               DALLAS, TX 75240
ITEM 2:        JANUARY 29, 1998
ITEM 4:        PROSOURCE, INC. (NASDAQ: PSDS)


                              INSTRUCTION 5(b)(v)

                        LIST OF OTHER REPORTING PERSONS
                       WITH PRINCIPAL BUSINESS ADDRESSES

Steamboat Acquisition Corp.
Nebco Evans Holding Company
Nebco Evans Distributors, Inc.
Holberg Industries, Inc.
Holberg Incorporated
John V. Holten
545 Steamboat Road
Greenwich, CT 06830

FORM 3 CONTINUATION SHEET

ITEM 1:        AMERISERVE FOOD DISTRIBUTION, INC.
               14841 DALLAS PARKWAY
               DALLAS, TX 75240
ITEM 2:        JANUARY 29, 1998
ITEM 4:        PROSOURCE, INC. (NASDAQ: PSDS)

                        SIGNATURES OF REPORTING PERSONS

Dated as of: February 9, 1998

                                   STEAMBOAT ACQUISITION CORP.

                                   By:/s/ John V. Holten
                                   Name:    John V. Holten
                                   Title:   Chairman of the Board and President


                                   AMERISERVE FOOD DISTRIBUTION, INC.

                                   By:/s/ John V. Holten
                                   Name:    John V. Holten
                                   Title:   Chairman and Chief Executive Officer

                                   NEBCO EVANS HOLDING COMPANY

                                   By:/s/ John V. Holten
                                   Name:    John V. Holten
                                   Title:   Chairman and Chief Executive Officer

                                   NEBCO EVANS DISTRIBUTORS, INC.

                                   By:/s/ John V. Holten
                                   Name:    John V. Holten
                                   Title:   Chairman and Chief Executive Officer

                                   HOLBERG INDUSTRIES, INC.

                                   By:/s/ John V. Holten
                                   Name:    John V. Holten
                                   Title:   Chairman and Chief Executive Officer

FORM 3 CONTINUATION SHEET

ITEM 1:        AMERISERVE FOOD DISTRIBUTION, INC.
               14841 DALLAS PARKWAY
               DALLAS, TX 75240
ITEM 2:        JANUARY 29, 1998
ITEM 4:        PROSOURCE, INC. (NASDAQ: PSDS)


                                   HOLBERG, INCORPORATED

                                   By:/s/ John V. Holten
                                   Name:   John V. Holten
                                   Title:  Chairman and Chief Executive Officer


                                      /s/ John V. Holten
                                               JOHN V. HOLTEN